Exhibit 99.7

NICE Actimize Positioned #1 in the Inaugural 2024 Chartis
Financial Crime and Compliance50 Report

 NICE Actimize was also honored with a core technology award for case management and a solution award for its AML/TM capabilities

Hoboken, NJ – April 30, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been positioned as #1 in the inaugural Chartis Research Financial Crime and Compliance50 Report (FCC 50). Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology. NICE Actimize also received a category award for its solution expertise in Anti-Money Laundering (AML)/Transaction Monitoring (TM); a core technology award for its offering in Case Management; and a market-specific capabilities award for Global Banking.

The Chartis Research FCC 50 report is an in-depth analysis of vendors excelling in the realm of financial crime prevention and compliance. It assesses their effectiveness in innovation, market responsiveness, and comprehensive solution offerings. Chartis analysts explain, “This report is crucial in understanding how these top vendors are setting new standards and leading the charge against financial crime in an ever-evolving regulatory landscape.”

“NICE Actimize’s top position and multiple award wins in Chartis’ inaugural FCC 50 reflects its focus on tackling the challenges in this market and ongoing commitment to innovation,” said Nick Vitchev, Research Director at Chartis. “Its highly developed partnership ecosystem and ability to deliver packaged solutions to the mid-tier and non-banking markets were also key factors in its success.”

“NICE Actimize has a thorough understanding of the threats and pain points experienced by financial institutions,” said Craig Costigan, CEO, NICE Actimize. “We translate this knowledge into innovative financial crime solutions, meeting the market’s challenges head-on with the impressive depth and breadth of our portfolio of solutions. This is evident in the launch of our new solutions and AI capabilities, including Network Analytics, Entity Risk and Generative AI. Thank you to Chartis for recognizing this commitment.”

Winning Solutions: AML and Case Management

NICE Actimize’s entity-centric AML solutions, winning the Chartis Research FCC 50 ALM/TM solution award, are infused with AI and machine learning capabilities, optimizing efficacy and accuracy and providing full anti-money laundering compliance coverage and auditability. The solutions’ multi-tiered approach catches suspicious activity early and provides comprehensive protection against evolving financial crime threats.

Winning a core technology award, NICE Actimize’s ActOne case management accelerates investigations by blending generative AI technology with human oversight, enhancing accuracy and consistency. ActOne enterprise risk case manager is trusted by the world’s leading financial services organizations and is used by over 300,000 analysts and investigators daily.

NICE Actimize was recently positioned number fifteen in Chartis’ comprehensive list of Top 100 global risk and compliance technology vendors in the 2024 Chartis RiskTech100 report and has been positioned as a leader in numerous Chartis RiskTech Quadrant reports including Watchlist Screening, FRAML, AML, KYC, communications monitoring and other financial crime solution categories.

For further information on NICE Actimize financial crime solutions including white papers and e-books, please visit its web site here.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance, and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law